December 2, 2010


Ed Bartz
Securities and Exchange Commission


Re: Post-Effective Amendment filed on December 2, 2010


Dear Mr. Bartz:

In accordance with Rule 461 of the Securities Act of 1933; on behalf of American Growth Fund, Inc. (the "Fund") and its underwriter, World Capital Brokerage, Inc., the Fund hereby requests request that the effectiveness of its 485A Post-Effective Amendment filed with the SEC on December 2, 2010 be accelerated to December 2, 2010 at 12:00pm EST or as soon thereafter as possible.





/s/ Michael L. Gaughan
Michael L. Gaughan
Corporate Secretary
American Growth Fund, Inc.





/s/ Timothy E. Taggart
Timothy E. Taggart
Executive Vice President
World Capital Brokerage, Inc.